Mail Stop 3561

May 31, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. David Russo
Chief Financial Officer
L. B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220

      Re: L. B. Foster Company
             Form 10-K for the year ended December 31, 2006
             Filed March 15, 2007
             File No. 000-10436

Dear Mr. Russo:

We have reviewed your May 10, 2007, response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Form 10-K for the year ended December 31, 2006</u>

<u>Liquidity and Capital Resources, page 22</u>
1. With regard to our previous comment number 2, we believe that, should you choose to continue to disclose debt as a percentage of total capitalization, you

should increase your discussion of why this percentage is meaningful and how it should be interpreted by investors. Please confirm that you will expand your disclosure accordingly.

Note 1. Summary of Significant Accounting Policies, page 35

2. We note your response to our previous comment number 5, including your reference to Note 7. We do not object to the disclosure of your specific accounting treatment of the investment in DM&E Railroad in Note 7. However, we believe that Note 1 should contain disclosure of your general accounting policy for investments, including the applicability of SFAS 115, or any other applicable accounting guidance, and how management determines whether a decrease in value of an investment has occurred which is other than temporary.

Note 7. Other Assets and Investments, page 42

3. We refer to your responses to our previous comment numbers 4 and 6 regarding your determination of the fair value of your investment in DM&E. You have stated that you are provided annual financial statements of DM&E which you use, in addition to internally estimated cash flows, to assess the fair value of your investment. However, the information available publicly shows DM& E as a company that has been trying for many years to find funding for their Powder River Basin Project, with no success in obtaining either private or government sponsored funding due to uncertainty regarding their ability to repay the loan, thus making the future of this major project uncertain. Additionally, DM&E appears to have had financial difficulties starting prior to 1998, which were addressed only through an RRIF loan. As there is no financial information for DM&E available to the public, these facts are the only indications of the current financial condition of DM&E. Please provide specific evidence to support management's assertion that the investment in DM&E, including recorded and unpaid dividends, is significantly more than the investment recorded in the financial statements. Also, as previously requested, please provide us with a summary of the cash flow estimates used to determine the amount of dividend income recorded with respect to your investment in DM&E.

4. We refer to your response to our previous comment number 7 and your reasons for continuing to record dividend income from the DM&E. However, it still remains unclear why you continue to record dividend income, as it seems that you may have no reasonable expectation of collecting this receivable in the foreseeable future. Based on the information provided, it appears that, regardless of available cash flow, DM&E is currently strictly prohibited from paying cash dividends for an extended period of time.   However, even before this restriction, DM&E had not paid any dividends in many years, and has given no indication that they intend to do so after the restriction is lifted, as you state that they conserve their cash to invest in engineering studies and other costs related to the

proposed Powder River Basin Project. In addition, your concerns regarding the financial condition of DM&E have caused you to record less than the full value of the dividends. In this regard, your basis for continuing to record any dividend income remains unclear. As such, please provide evidence that collection of this dividend is reasonably assured. If such evidence is not available, consideration must be given to the guidance in SFAS 5 regarding the accrual of a loss contingency for the entire dividend receivable balance.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief